sirit Inc.

03 NOV 24 AM 7:21

November 14, 2003

03037644

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-19 and a copy of the Material Change Report related to News Release #03-18 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

dlw 11/25

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com

sirit Inc.

NEWS RELEASE

November 14, 2003

Trading Symbol: TSX: SI

News Release #03-19

RFID by sirit

FOR MORE INFORMATION:

Fred Veinot
Vice President
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Announces OEM Agreement with SAT Corporation

SIRIT's unique dual-mode technology supports SAT's automated data collections application with a major international oil company.

Toronto, ON – November 14, 2003 –SIRIT announces that it has entered into an OEM Agreement with SAT Corporation, a leading provider of integrated field force automation solutions for process manufacturing industries.

Under the terms of the agreement SIRIT will provide and integrate its dual-mode RFID/Bar Code modules into industry leading handhelds computers, such as Symbol Technologies PDT-8146, for application in a variety of process control, plant maintenance & turnaround, and health, safety & environmental applications in several vertical markets in the natural resources and process manufacturing segments.

SAT will market the enhanced handheld computers in conjunction with its leading application solutions including SAT's IntelaTrac® Work Process Improvement software applications, SAT automated field data collection systems including wireless networks, ruggedized mobile computers, and SAT's Patented Universal Tag Formatting Protocol for Radio Frequency Identification (RFID) tag formatting and data compression.

SIRIT will contribute the SIRIT OEM 176, dual technology laser scan engine and low frequency RFID engine capable of reading industry standard bar code symbologies and leading low frequency (LF) transponders operating in the 125-134 kHz range.

Initial shipments of products to a major international oil company commenced in June 2003.

John Freund, Vice-President Sales for SIRIT commented, "SIRIT and SAT have combined to deliver application specific solutions to the process control industry. One of the well known deficiencies in the RFID industry is the lack of organizations and partnerships designed to deliver application specific product and integration solutions to a particular industry. This partnership is designed to fill

that gap in a series of vertical markets. SAT is a recognized leader in field force automations and we look forward to working with them."

Don Frieden, President and CEO of SAT said, "SIRIT has provided SAT with a unique solution to our requirements for RFID in specific field automation opportunities. With integrated RFID capabilities, our customers can improve their asset tracking and work processes which will help them reduce maintenance costs, increase workforce productivity and improve safety and regulatory compliance. Since our customers and business partners having been asking for this capability, we are very pleased to be working with SIRIT to meet their requirements."

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

About SAT Corporation:

SAT Corporation was founded in 1995. In 1999, the company launched IntelaTrac™, an enterprise software solution providing asset tracking, data collection and integration solutions to process industries. IntelaTrac™ brings the field operator into the automation loop by using a combination of workflow management software, mobile handheld computers and Radio Frequency Identification (RFID) equipment tags to deliver a better decision support system for managing plant assets. For more information on SAT Corporation, visit *www.sat-corp.com* or call (888) 461-9690.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

#

33 City Centre Drive, Suite 250, Mississauga, ON L5B 2N5 Canada
TEL: (905) 949-4404 FAX: (905) 949-6320

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT **Reg. No. 82-3200**

Item 1 **Reporting Issuer:**

SIRIT Inc.
Suite 2450 - 650 West Georgia Street
Vancouver, BC V6B 4N7

Item 2 **Date of Material Change:**

November 7, 2003

Item 3 **Press Release:**

News Release #03-18 dated November 7, 2003 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On November 7, 2003, SIRIT Inc. ("SIRIT") announced that it has entered into an agreement with J.L. Albright III Venture Fund ("J.L. Albright") for J.L. Albright to purchase, by private placement, 26,666,667 common shares of SIRIT from SIRIT's treasury at a price of $0.30 per share for aggregate gross proceeds of $8 million.

Item 5 **Full Description of Material Change:**

On November 7, 2003, SIRIT Inc. ("SIRIT") announced that it has entered into an agreement with J.L. Albright III Venture Fund ("J.L. Albright") for J.L. Albright to purchase, by private placement, 26,666,667 common shares of SIRIT from SIRIT's treasury at a price of $0.30 per share for aggregate gross proceeds of $8 million.

The private placement is to be completed in two tranches with the first tranche comprising 9,732,687 common shares for gross proceeds of $2,919,806 scheduled to close on or about November 25, 2003. The second tranche of 16,933,980 common shares is scheduled to occur following receipt of the requisite approval of the shareholders of SIRIT. A special meeting of SIRIT shareholders will be held on December 29, 2003.

The common shares to be issued will be subject to a four month restricted period.

SIRIT granted J.L. Albright the right to appoint one member to the SIRIT board effective at the closing of the first tranche and has agreed to put forth such

nominee for election at each annual meeting of SIRIT shareholders so long as J.L. Albright continues to own at least 10% of the SIRIT common shares.

Completion of the private placement is subject to receipt of all required regulatory and other approvals, including the approval of the Toronto Stock Exchange. Upon completion of the private placement, an aggregate of 88,060,931 common shares of SIRIT will be issued and outstanding.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

John P. Fairchild, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

November 12, 2003
Vancouver, BC

SIRIT Inc.

"John P. Fairchild"

Per: John P. Fairchild
Chief Financial Officer and Corporate Secretary